HOBBYDB CORP.

Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
HobbyDB Corp.
Superior, CO

We have reviewed the accompanying balance sheet of HobbyDB Corp. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objec-tive of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implemen-tation, and maintenance of internal control relevant to the preparation and fair presentation of financial state-ments that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the finan-cial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 14, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

		2019		**2018**
ASSETS				
CURRENT ASSETS				
Cash	$	103,068	$	155,950
Inventory		2,625		5,415
Notes Receivable		28,516		34,781
Accounts Receivable		25,279		-
TOTAL CURRENT ASSETS		159,488		196,146
NON-CURRENT ASSETS				
Intangibles		243,900		243,900
Accumulated Amortization		(40,411)		(24,270)
Security Deposits		6,100		11,898
Equipment		-		10,445
Accumulated Depreciation		-		(9,842)
TOTAL NON-CURRENT ASSETS		209,589		232,131
TOTAL ASSETS		369,077		428,277

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

See accompanying notes, which are an integral part of these financial statements.

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Current Portions of Debt	51,520	20,000
Due to Sellers	30,055	-
Accounts Payable	28,155	20,793
Salaries Payable	21,897	3,387
Credit Card Debt	12,098	10,042
Taxes Payable	2,110	1,443
Due to Debtor	1,039	-
TOTAL CURRENT LIABILITIES	146,874	55,665
NON-CURRENT LIABILITIES		
Notes Payable	107,018	-
Discount on Notes Payable	(13,080)	-
Deposits from Tenants	5,996	8,626
Related Party Loan	71,000	104,352
TOTAL LIABILITIES	317,808	168,643
SHAREHOLDERS' EQUITY		
Preferred Stock (15,000,000 shares authorized; 9,873,440 issued and outstanding; $.001 par value)	9,873	7,234
Common Stock (18,000,000 shares authorized; 5,681,289 issued and outstanding; $.001 par value)	5,681	5,681
Additional Paid in Capital	4,504,153	4,064,319
Retained Earnings (Deficit)	(4,468,438)	(3,817,597)
TOTAL SHAREHOLDERS' EQUITY	51,269	259,637
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 369,077	$ 428,277

See accompanying notes, which are an integral part of these financial statements.

HOBBYDB CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Affiliate Income	$ 161,279	$ 187,294
Transaction Fees	130,444	116,914
Service Sales	119,100	-
Product Sales	12,814	5,608
Advertising Income	6,945	4,145
Cost of Goods Sold	(127,571)	(87,134)
Gross Profit	303,011	226,827
Operating Expense		
Salaries & Wages	662,336	714,824
Research & Development	82,462	-
Rent	81,732	74,970
General & Adminstrative	77,039	77,675
Selling & Marketing	67,076	60,509
Legal & Professional	37,189	49,818
Amortization	16,141	15,961
Depreciation	602	1,203
	1,024,577	994,960
Net Income from Operations	(721,566)	(768,133)
Other Income (Expense)		
Interest Expense	(14,584)	(29,540)
State and Local Tax	(70)	(2,448)
Rent Income	85,432	76,490
Net Income	$ (650,788)	$ (723,631)
Net Loss Per Share:		
Weighted average common shares outstanding- basic	5,681,289	5,681,289
Net loss per share	$ (0.11)	$ (0.13)

See accompanying notes, which are an integral part of these financial statements.

HOBBYDB CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (650,788)	$ (723,631)
Change in Current Portion of Debt	31,520	20,000
Change in Due to Sellers	30,055	-
Change in Salaries Payable	18,510	3,233
Amortization	16,141	15,961
Change in Accounts Payable	7,362	(12,092)
Change in Notes Receivable	6,265	6,732
Change in Security Deposits	5,798	(1,838)
Change in Inventory	2,790	608
Change in Credit Card Payable	2,056	2,948
Change to Due to Debtor	1,039	-
Change in Tax Payable	667	332
Depreciation	602	1,203
Change in Deposits from Tenants	(2,630)	3,151
Change in Accounts Receivable	(25,279)	-
Net Cash Flows From Operating Activities	(555,893)	(683,393)
Cash Flows From Investing Activities		
Purchase of Intangible Assets	-	(30,400)
Net Cash Flows From Investing Activities	-	(30,400)
Cash Flows From Financing Activities		
Changes in Additional Paid In Capital	439,834	1,047,537
Change in Notes Payable	93,938	-
Issuance of Preferred Stock	2,639	1,683
Changes in Convertible Notes Payable	-	(394,000)
Retained Earnings Adjustment	(52)	-
Changes in Related Party Loan	(33,352)	104,352
Net Cash Flows From Financing Activities	503,008	759,572
Cash at Beginning of Period	155,950	110,174
Net Increase (Decrease) In Cash	(52,885)	45,778
Cash at End of Period	$ 103,068	$ 155,950

See accompanying notes, which are an integral part of these financial statements.

HOBBYDB CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017	5,681,289	$ 5,681	5,551,297	$ 5,551	$ 3,016,782	$ (3,093,966)	$ (65,951)
Issuance of Stock			1,682,770	1,683	1,047,537		1,049,220
Net Income						(723,631)	(723,631)
Balance at December 31, 2018	5,681,289	$ 5,681	7,234,067	$ 7,234	$ 4,064,319	$ (3,817,597)	$ 259,637
Issuance of Stock			2,639,373	2,639	439,834		442,473
Retained Earnings Adjustment						(52)	(52)
Net Income						(650,788)	(650,788)
Balance at December 31, 2019	5,681,289	$ 5,681	9,873,440	$ 9,873	$ 4,504,153	$ (4,468,438)	$ 51,269

See accompanying notes, which are an integral part of these financial statements.

Contents

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HobbyDB Corp. ("the Company") is a corporation organized under the laws of Delaware. The Company is a digital platform that allow patrons to buy and sell collector's items.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main streams of revenue are fees collected from sales on its website, income from affiliates, and service income.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible Assets include various websites and a number of social media accounts purchased from third parties. These assets are amortized on a straight-line basis over management's estimate of each asset's useful life.

The Company owns the rights for certain intellectual property contributed by Christian Braun and Christopher Caruk that has not been recognized on the balance sheet. The intellectual property laid the foundation of the Company's technology, which the Company has built on since 2013. Christian Braun is a member of the Company's management team and Christopher Caruk is a shareholder of the Company.

Notes Receivable

In 2015, the Company loaned $34,000 to a third party that uses the Company's platform. The loan bears no interest and the debtor will make monthly payments in the amount of 10%-30% of monthly sales until the loan in paid in full.

Inventory

The Company values inventory at the lower of historic cost or market value.

Research & Development

The Company records research & development expenses in the year incurred.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires on the last day of the sixth full month after written notice is provided to the lessor. The Company provided a written notice to its landlord in Dececember 2019. As such, the lease will expire in June 2020. Total minimum lease payments due in 2020 amount to $42,500.

Advertising

The Company records advertising expenses in the year incurred.

Shipping & Handling

The Company included shipping & handling in the selling & marketing line item on the income statement. Total shipping & handling costs incurred in 2019 & 2018 were $2,225 and $1,593, respectively.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

	2019	2018
Deferred tax assets:		
Net operating loss carryforwards	$ 4,468,438	$ 3,817,597
Valuation allowance	(4,468,438)	(3,817,597)
Net deferred tax assets	$ -	$ -

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted.

NOTE C- DEBT

In 2019, the Company issued a promissory note in exchange for $157,600 from PayPal ("the Note"). PayPal will retain 15% of cash received in the Company's PayPal account until the Note is paid in full. A minimum of $7,880 is due every ninety days. Financing costs associated with the Notes amount to $15,100, resulting in total cash proceeds of $142,500 which has been reflected as a contra-liability and will be amortized over the life of the Note on a pro-rata basis. The assets of the Company, including outstanding accounts receivable balances, have been pledged as security for the Notes Future minimum payments amount to:

2020: $31,520
2021: $31,520
2022: $31,520
2023: $31,520
2024: $12,458

In 2017, the Company issued a note payable in exchange for $125,000 for the purpose of acquiring a website ("the Note"). The Note accrues interest at the rate of 10% per annum. The Company will make quarterly payments towards principal and interest equal to 10% of quarterly net income, provided that if such percentage of quarterly net income amounts less than $5,000, the Company shall make a payment of $5,000 to the lender. The note is collateralized by the assets of the Company, including outstanding accounts receivable balances. The Note was issued to a shareholder of the Company.

NOTE D- EQUITY

The Company's articles of incorporation authorize the Company to issue 23,000,000 $.001 par value common shares and 15,000,000 $.001 par value preferred shares.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have include dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

Total liquidation preferences amount to $10,528,652.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Preferred Stock   9,873,440
Common Stock   5,681,289

In 2018, $394,000 worth of convertible promissory notes converted to 523,904 preferred shares. Additionally, the Company issued 1,158,866 preferred shares for total cash proceeds of $654,061.

In 2019, the Company issed 2,639,373 preferred shares for total cash proceeds of $442,473.

NOTE E- EQUITY BASED COMPENSATION

In 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 555,556 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2019, 555,556 shares remain issuable under the Plan.

In 2014, the Company issued 56,117 common share warrants. These warrants have an exercise price of $.10.

During 2019 and 2018, the Company had 414,216 outstanding stock options issued under the Plan to various advisors and employees, respectively. The granted options had an exercise price of between $.02 and $.45, will expire between one and eight years, and vest over a four year period.

The Company measures the value of these options and warrants at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term
Outstanding at December 31, 2017	445,393	$ 0.09	7.61
Granted	102,170	0.04	10.00
Cancelled	(133,347)	-	-
Outstanding at December 31, 2018	414,216	$ 0.08	7.71
Granted	-	-	-
Cancelled	-	-	-
Outstanding at December 31, 2019	414,216	$ 0.08	6.71

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2018
Expected life (years)	3.0
Risk-free interest rate	1.53%
Expected volatility	57%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 14, 2020, the date that the financial statements were available to be issued.